Investment Policy Changes

The Funds board approved modifications to the Funds investment policies as a result of a new rule promulgated by the Securities and Exchange Commission. This rule generally requires a fund with a name suggesting that it focuses on a particular type of investment to invest at least 80% of its net assets plus the amount of any borrowing for investment purposes in the type of investment suggested by its name. The investment policy changes became effective on April 8, 2002. These changes are not expected to affect materially portfolio management.

The new 80% policy has been adopted as a fundamental investment policy. This means that this investment policy may not be changed by
the Funds board without shareholder approval.   The Funds will
interpret these new policies as if the following phrase appeared immediately after the words net assets plus the amount of any borrowing for investment purposes. If subsequent to an investment, a Funds 80% policy is no longer met e.g., a fund receives a very large influx of cash to invest from new shareholders, then under normal circumstances, the Funds future investments would be made in a manner that would bring the Funds investments back in line with the 80% threshold.

California Municipal Money Fund

Under normal circumstances, the fund will invest at least 80% of its net assets in California municipal securities. California municipal securities are securities issued by the State of California, its municipalities and public authorities and other issuers that pay interest that is exempt from federal income tax as well as California personal income tax. Under normal market conditions, the fund intends to invest in California municipal securities that pay AMT exempt interest that is, interest that is not an item of tax preference for purposes of the federal alternative minimum tax AMT. However, the fund may invest in securities that pay interest that is subject to the AMT if, in UBS Global AMs judgment, market conditions warrant; however, under normal circumstances, the fund may invest only up to 20% of its net assets in California municipal securities that pay interest that is an item of tax preference for purposes of the AMT.

New York Municipal Money Fund

Under normal circumstances, the fund will invest at least 80% of its net assets in New York municipal securities. New York municipal securities are securities issued by the State of New York, its municipalities and public authorities and other issuers that pay interest that is exempt from federal income tax as well as New York State and New York City personal income taxes. Under normal market conditions, the fund intends to invest in New York municipal securities that pay AMT exempt interest that is, interest that is not an item of tax preference for purposes of the federal alternative minimum tax AMT. However, the fund may invest in securities that pay interest that is subject to the AMT if, in UBS Global AMs judgment, market conditions warrant; however, under normal circumstances, the fund may invest only up to 20% of its net assets in New York municipal securities that pay interest that is an item of tax preference for purposes of the AMT.